                                        Filed by SunTrust Banks, Inc.
                                        Pursuant to Rule 425 under the
                                        Securities Act of 1933 and deemed filed
                                        pursuant to Rule 14a-6(b) under the
                                        Securities Exchange Act of 1934

                                        Subject Company: Wachovia Corporation
                                        Commission File No. 1-9021
                                        Date July 3, 2001


This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between SunTrust Banks, Inc. and Wachovia Corporation, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of SunTrust's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of SunTrust and Wachovia may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (6) the failure of SunTrust's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause SunTrust's results to differ materially from those described in the forward-looking statements can be found in SunTrust's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to SunTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. SunTrust does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

On May 14, 2001, SunTrust delivered a merger proposal to the Board of Directors of Wachovia. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in its proposed merger with Wachovia. Investors and security holders are urged to read the registration statement (when available) and any other relevant documents filed or to be with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the registration statement (when available) and such other documents at the SEC's Internet web site at www.sec.gov. The registration statement

(when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753).

         The following is a letter submitted by SunTrust to the Federal Reserve Board on July 2, 2001.

                        [SunTrust Banks, Inc. letterhead]


                                  July 2, 2001



Ms. Betsy Cross
Ms. Jennifer Johnson
Board of Governors of the Federal Reserve System
20th and C Streets, N.W.
Washington, DC  20551

Mr. A. Linwood Gill, III
Vice President
Federal Reserve Bank of Richmond
701 Byrd Street
Richmond, Virginia  23261-4528

               Re: First Union Corporation Application to Acquire Wachovia Corporation
                       ----------------------------------------------

Dear Ms. Cross, Ms. Johnson and Mr. Gill:

                  On behalf of SunTrust Banks, Inc. ("SunTrust"), this letter comments on First Union Corporation's ("First Union") response letter, dated June 7, 2001 (the "First Union June 7 Response") to the Federal Reserve Board's (the "Board") inquiries regarding First Union's application to acquire Wachovia Corporation ("Wachovia").(1)

-------------

         (1) SunTrust received a letter last week from the Board staff extending the period for SunTrust to comment on First Union's application until Monday, July 2. The extension allows SunTrust to respond to the First Union June 7 Response, which was not provided to SunTrust until June 22.

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 2


                  The Board staff must have complete answers to its questions in order to ensure that the statutory criteria under the Bank Holding Company Act (the "BHC Act") have been thoroughly considered. As described in the paragraphs that follow, First Union's June 7 Response contains significant shortcomings and lacks the detail necessary to adequately inform the Board staff regarding the issues it must consider.

                  Accordingly, we urge the Board staff to take all necessary steps to get more complete answers to its questions and respectfully submit that the staff should make no recommendations to the Board until the necessary questions have been asked and thoroughly addressed by First Union.

                  In addition, as First Union's Response Letter was submitted to the Board on June 7 -- one week prior to the end of the public comment period -- the June 7 Response does not address many of the issues raised in the public comment letters, most of which were submitted on or around June 13. SunTrust's June 11 Comment raises serious concerns not adequately addressed by First Union regarding First Union's application, namely, among others:

         o The ability of First Union's management to consummate this transaction

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 3

                  and meet its cost savings and earnings projections, in light of missteps in prior acquisitions (CoreStates and The Money Store);

         o Excessive credit risk exposures to particular companies, industries and geographies resulting from the merger of First Union and Wachovia;

         o        Potential violations of federal banking laws;

         o CRA evaluations for the principal banking subsidiaries of both First Union and Wachovia that are now four years old;

         o The extraordinary measures First Union has employed to strip Wachovia of value in the event the First Union proposal is unsuccessful; and

         o First Union's aggressive and premature integration efforts that undermine the future value of Wachovia.

                  In addition to SunTrust's comments, legitimate concerns raised by others who wrote in opposition to the First Union application should be thoroughly investigated prior to Board staff making any recommendations on this application. We urge the Board staff to consider the comments raised in SunTrust's June 11 Comment and to make First Union account for its practices that violate the law and threaten the safety and soundness of Wachovia. Attached hereto as Exhibit 1 is a copy of SunTrust's June 11 Comment.

                  Finally, this letter brings to the Board's attention certain accounting

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 4



irregularities of First Union and significant federal income tax exposure, that threaten First Union's earnings and capital and will impact Wachovia negatively if the merger is consummated. Poor management decision-making created these exposures. Accordingly, the information is relevant to the Board's consideration of First Union's financial resources and raises serious questions regarding management credibility and fitness.

I. FIRST UNION'S RESPONSES LACK SPECIFIC INFORMATION NECESSARY TO ADEQUATELY INFORM THE BOARD ON THE STATUTORY CRITERIA IT MUST CONSIDER.

         A. First Union's Explanation Regarding the Participants, Scope and Significant Findings of its Due Diligence Review is Inadequate

                  Given the size of Wachovia ($76 billion in total assets), the scope of its operations, and First Union's poor track record of identifying risks in past transactions, the description of the scope of the due diligence review conducted by First Union and its significant findings is inadequate. The discussion (less than three pages long) fails to identify with respect to the specific areas reviewed (e.g., Credit, Operations, Legal) the composition and skills of the teams reviewing each area, the materials reviewed, the time spent by each team and specific findings of each. Indeed, in the one-sentence discussion of significant findings, First Union merely states -- what was already obvious to the Board

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 5

staff -- that its review "did not identify any issues or liabilities which were determined to be so significant or material to the combined organization as to stop the transaction from moving forward." Presumably, there would have been no application filed with the Board had First Union made such a finding during its diligence.

                  The combined tax exposure is an example of an area First Union failed to discuss in its June 7 Response regarding due diligence. As discussed later in this letter, SunTrust believes First Union has significant exposure to a type of tax shelter that the Internal Revenue Service (the "IRS") has identified as a "tax avoidance" transaction.(2) See Exhibit 3. We also believe that Wachovia has material exposure to these types of tax shelters and that the combined exposure could be extraordinary. In developing its own bid for Wachovia, and in preparing pro forma projected financial statements, SunTrust conservatively accounted for these contingent liabilities. The Board should inquire as to whether First Union adequately identified these risks as part of its due diligence and prepared pro forma and projected financial statements that reflect combined exposure of First Union and Wachovia to these tax shelters and worst-case impact on the

-------------
         (2) See Exhibit 3.

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 6


financial condition and earnings of the combined entity in the event of an unfavorable tax audit finding.

                  In sum, by requesting First Union to describe its due diligence process, Board staff sought to determine whether First Union had made an effort to identify, assess and quantify all potential material risks and issues associated with Wachovia and the proposed merger transaction. Based on First Union's conclusory findings, no such determination can be made. The staff should require First Union to respond in more detail to this item or withdraw its application.

         B.       Description of Cost Savings Appears to be Inaccurate

                  The only piece of detailed information provided in First Union's response regarding its due diligence relates to its projected cost savings and merger-related expenses. However, the information provided to the Board in the First Union June 7 Response contradicts statements made by First Union in its filings with the Securities and Exchange Commission (the "SEC").

                  In its response, First Union indicates that as a result of its due diligence efforts it was able to project annualized cost savings to be:

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 7


                                        Annual Cost Savings ($ in millions)
                                         2002          2003           2004
                                         ----          ----           ----
Duplicative Technology Functions          181           221            369
Duplicative Staff Unit Functions          157           180            179
Work Force Reductions                      85           166            185
Facility consolidations                     9            38            100
Purchasing Synergies                       57            62             57
                                         ----          ----           ----
                                          489           667            890

In First Union's Amendments No. 2, No. 3 and No. 4 to the Form S-4 Registration Statement, filed with the SEC on June 18, June 25 and June 27, respectively (as amended, the "First Union Form S-4 Registration Statement"), First Union disclosed different projected cost savings, as shown below:

                                          Annual Cost Savings ($ in millions)
                                            2002         2003          2004
                                            ----         ----          ----
Duplicative Technology Functions              73          159           318
Duplicative Staff Unit Functions             134          139           146
Work Force Reductions                        184          229           216
Facility consolidations                        9           34            92
Purchasing Synergies                          91          107           107
                                             ---          ---           ---
                                             489          667           890

The revisions in these projections are widespread and represent material differences from those provided to the Board on June 7. For example:

         o Estimated cost savings from duplicative technology functions in 2002 -- the

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 8


                  first year after consummation of the transaction and what should be the most accurate year to project -- decreased by approximately 60%.

         o Estimated cost savings from duplicative technology functions overall decreased by approximately 14%.

         o Estimated cost savings from duplicative staff unit functions overall decreased by approximately 18%.

         o Estimated cost savings from work force reductions in 2002 increased by 116%.

         o Estimated cost savings from work force reductions overall increased by approximately 17%.

         o Estimated cost savings from purchasing synergies in 2002 increased by 60%.

         o Estimated cost savings from purchasing synergies overall increased by approximately 88%.

                  SunTrust believes this is another indication that First Union's estimated cost savings are unrealistic and unobtainable, as described in detail in SunTrust's June 11 Comment. Rather than arriving at estimated cost savings on the basis of a thorough due diligence process (as First Union would have the Board believe), these changes suggest that First Union has chosen an arbitrarily high estimate and is now searching for an appropriate formula that will give the desired results.

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 9


                  First Union also disclosed to the Board on June 7 that its projected "one time" expenses based on due diligence were estimated at $1.9 billion. Again, this is contrary to First Union's disclosure in its SEC filings. In the First Union Form S-4 Registration Statement, under various sections including "Summary -- Merger," "Unaudited Comparative Per Share Data" and "Selected Financial Data", First Union states that it expects to recognize an estimated $1.4 billion of restructuring charges, merger related charges and purchase accounting adjustments.

                  The Board should be concerned with these examples of First Union's inconsistencies. The Board should require First Union to provide the backup information that it gave to the SEC to support its estimated cost savings. In addition, the Board should require First Union to provide information provided to the SEC supporting its estimated restructuring charges.

         C. First Union's Response to the Board's Inquiry Regarding Integration of Risk Management Functions is also Inadequate and Inconsistent with Claims Made in other Venues.

                  According to First Union's answer regarding risk management integration, "roles and responsibilities are being defined." In addition, First Union makes the obvious

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 10

point that "there will be a formal Credit Risk Review function." However, the terms, responsibilities and objectives of this function are not explained. First Union does not even attempt to organize its response regarding risk management into discernable categories such as credit, operating systems, and market risks. Moreover, there is no substantive discussion of First Union's proposed risk control structure or specific policies, procedures or practices that will be implemented.

        First Union's claims regarding the slower progress of risk management integration are inconsistent with other claims made in other venues regarding the progress of integration overall. On June 27, for example, David Carroll, Executive Vice President of First Union, granted an interview to Bloomberg Business News in which he described the aggressive manner in which First Union is "moving ahead with putting the two companies together." A copy of that interview is attached hereto as Exhibit 2. First Union's public statements continue to claim that it has already taken extensive steps to begin integrating Wachovia into its operations, despite the fact that it has not received regulatory or shareholder approval for its proposed transaction. Indeed, SunTrust continues to be concerned that the aggressive measures proposed by First Union to begin integrating

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 11


Wachovia prior to receiving shareholders approval threaten Wachovia's ability to continue as an independent entity in the event that the First Union transaction is not approved by Wachovia's shareholders. See SunTrust June 11 Comment, pp. 43-46.

                   SunTrust continues to urge the Board to require First Union to provide detailed descriptions of the integration steps it has taken, in order to evaluate the extent to which these measures threaten Wachovia as an ongoing entity. Such information will also allow the Board to test the veracity of First Union's apparently inconsistent statements that while First Union is "moving ahead to combine the companies," it has not yet reached determinations regarding those issues relevant to the Board's considerations, such as risk management functions.(3)

II. ADDITIONAL ISSUES RAISE SERIOUS CONCERNS REGARDING FIRST UNION'S FINANCIAL RESOURCES AND STABILITY AND MANAGEMENT CREDIBILITY.

         A. First Union's History of Participating in Lease-In, Lease-Out Transactions has Exposed It to Significant Liability.

                  In March 1999, the IRS released Revenue Ruling 99-14 in response to

-------------
         (3) Similar claims regarding the slow progress of integration are also made with respect to branch closings and mergers of specific depository institution subsidiaries.

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 12


concerns about a type of leveraged lease referred to as a LILO ("Lease-In, Lease-Out Transaction"). See Exhibit 3. These transactions typically involve a U.S. investor acquiring a leasehold interest in property owned by a foreign entity (U.S. tax-exempt) and simultaneously subleasing it back to the foreign owner. The U.S. investor uses mostly borrowed funds to make a very large prepayment of rent due on the head lease and the foreign owner uses the prepayment to offset its obligations under the sublease. For tax purposes, the U.S. investor claims deductions for interest on the borrowed funds and the large head lease payments and includes in income the smaller rental payments received on the sublease. The U.S. investor is also able to utilize the "equity" method of accounting for leveraged leases to keep the large loan off the balance sheet for financial reporting purposes.

                  The IRS has geared up to attack LILO's, as evidenced by the creation of a national task force, numerous negative field service advices and disallowance of these transactions at the audit level, including transactions entered into both before and after Revenue Ruling 99-14.

                  We understand that First Union has billions of these LILOs. Indeed, we

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 13


believe that First Union has been one of the most aggressive users of this product, and as a result holds the largest exposure to this product of any financial holding company regulated by the Board.

                  The IRS is challenging these transactions,(4) and it is general industry knowledge that First Union's LILO transactions are the target of an IRS audit. If the IRS denies the tax benefits from these transactions retroactively, First Union would be required to amend its prior tax returns and immediately pay all of the additional tax owed, as well as interest and penalties that would be as much - if not more - than the tax itself.

                  We believe the impact of such a ruling on First Union's retained earnings, capital and future income would be devastating. Assuming First Union had been including the yield in its reported earnings, these payments to the IRS would be a direct charge against First Union's current income, thereby lowering retained earnings and regulatory capital. Also, because these tax benefits represented all or most of the yield on these

-------------
         (4) Revenue Ruling 99-14, 1999-1 CB 835, 3/12/99, IRC Sec(s).
162, seeks to deny the interest and rental deductions on the grounds that the transaction lacks economic substance because the pre-tax return is "insignificant" when compared to the after-tax return on the transaction.

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 14

investments, if the tax benefits are disallowed, First Union's future earnings would be severely impacted.

                  The consequences of an unfavorable ruling would affect more than just First Union - Wachovia and its depository institution subsidiaries would be tainted, to the extent the Board approves and they consummate their proposed merger. Moreover, depositors of all of the depository institution subsidiaries are potentially at risk, to the extent that LILO's are held by the institution and/or the holding company's ability to serve as a source of financial strength to these institutions is compromised.

                  In view of these severe consequences, immediate inquiries by Board staff are necessary regarding First Union's and the combined company's contingent liabilities related to LILO's. We would urge the Board staff to make inquiries of the IRS regarding the status of any investigation of First Union, their estimate of First Union's potential liability with respect to LILO's and the IRS's assessment of the likelihood that this exposure will result in actual liability.

                  It would be inappropriate for the Board to approve the First Union transaction without making these inquiries. We certainly understand that certain

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 15


LILO's may pass muster under Revenue Ruling 99-14, and First Union should have examined its current position in light of the criteria provided in Revenue Ruling 99-14 and reached some preliminary conclusions. However, given that LILO's present significant risk to First Union's financial condition, the Board should not merely accept First Union's representations on this matter, but should conduct its own inquiry, which might include the following questions, among others:

         1. What is the number of LILO transactions that have been entered into by First Union?

                  a. What is the total dollar value of the equipment and other assets that are the subject of such LILO transactions?

                  b. What is the total amount of First Union's equity investment in LILO transactions?

         2. Specify the impact on First Union's after-tax earnings of the disallowance by the Internal Revenue Service of all of the projected federal and state and local income tax benefits from the transaction.

         3. Specify the cumulative amount of interest on underpayments of tax and any related penalties that would be payable by First Union in connection with the disallowance referred to in 2, above.

         4. Identify the amounts, if any, of reserves which have been established by First Union to cover the potential loss of tax benefits, interest and penalties

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 16


                  described in 2 and 3, above.

         B. The Board Should Question First Union's Aggressive Accounting Practices with Regard to Problem Loans.

                  The Board should also ask First Union to explain its aggressive accounting and sales practices with respect to distressed loans. Recently banks have been selling off distressed loans in an effort to improve the look of their balance sheets. But, as one analyst noted, the "distressed loan sales make the reported data look better than they really are."(5) In an effort to paint a rosy picture of credit quality and earnings results, First Union - described by one analyst as one of the most "egregious camouflagers" of bad loans - has pushed the outside of the envelope of traditional accounting rules.(6) In certain circumstances in which First Union's practices have come to the attention of the accounting community and regulators, the company has been criticized and forced to amend its practices.

                  Problem Loans Reclassified as "Assets Held For Sale." In the
                  -----------------------------------------------------
second and

-------------
         (5) Kinsella, "Some Think Bad-Loan Numbers Give Banks Too Much Credit," TheStreet.com, June 19, 2001 (quoting Mike Mayo at Prudential). See
Exhibit 4.

         (6) Id.

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 17

third quarters of 2000, First Union reclassified $7.9 billion in loans(7) previously included in its loan portfolio as "Assets Held For Sale."(8) First Union then stopped reporting the reclassified loans as nonperforming loans, thereby distorting the ratios of nonperforming loans to total loans normally used by analysts, shareholders, regulators and others to measure overall credit quality and management's performance in managing credit risks. The practice of reclassifying assets in this manner was severely criticized by federal banking regulators and the accounting industry, and eventually resulted in the release by the banking agencies of an interagency release condemning the practice.(9) First Union was forced in subsequent securities filings to restate its historical numbers to correct prior misrepresentations. See Exhibit 5.

                  Understatement of Actual Credit Losses. Despite being forced
                  ---------------------------------------
to amend its practices, First Union continues to use the Assets Held for Sale account to mask actual

-------------
         (7) See First Union's Annual Report as of 12/31/01, Table 7, pg. 38.

         (8) Approximately $ 4.8 billion was related to its discontinuance of originations of subprime loans through The Money Store, and the remaining assets were primarily related to credit card receivables and bad commercial loans.

         (9) See Interagency Guidance on Certain Loans Held for Sale, March 26, 2001.

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 18

credit losses. The result is that First Union reported half as many credit losses in 2000 than it actually incurred.

                  At the time that loans are reclassified as Assets Held for Sale, the loans must be marked to market value. Resulting adjustments are ordinarily charged against Other Income, rather than being reflected as loan write-offs. This practice masks what is, in fact, losses being taken by First Union on bad loans. During the second and third quarters of 2000, First Union had losses of over $1.0 billion as a result of revaluing the $7.9 billion in bad loans reclassified as Assets Held for Sale.(10) None of this $1.0 billion in loan write-downs was reflected in figures and ratios for credit losses normally used by analysts, shareholders, regulators and others to measure overall credit quality and management's performance in managing credit risks.

                  This scheme understated by more than one-half the credit losses reported on First Union's loan portfolio. First Union reported $751 million in Net Charge Offs for

-------------

         (10) According to First Union's 10-K for the year ended December 31, 2000, this initial mark-to-market adjustment was disclosed as an "allowance transfer" rather than a credit loss. See Exhibit 5, which includes excerpts from First Union's Form 10-K for the year ended December 31, 2000 filed with the SEC on March 15, 2001. Charge Offs for

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 19


fiscal year 2000. Had the amount of losses resulting from the reclassification appropriately been included in accordance with the Interagency Statement, Net Charge Offs would have been more than double, or $1.8 billion. Moreover, First Union's Charge-Off ratio would have been 1.35 percent, instead of the reported
 .59 percent. This level of "actual" losses incurred would have shifted First Union's Charge-Off ratio ranking among the fifty largest U.S. banks from 36th (the middle of the pack) to 48th (nearly dead last among its peers).(11)

                  Overstatement of Operating Income. In SunTrust's view, First
                  ---------------------------------
Union has also aggressively characterized as "restructuring charges" losses that should have been charged against operating income, in an effort to report stronger-than-reality operating results. Specifically, First Union continues to report as "restructuring charges" the periodic marked-to-market adjustments made to its Assets Held for Sale portfolio, despite the fact the so-called "restructuring" occurred over a year ago, in June 2000. In the First Union

-------------
         (11) See KBW's Fourth Quarter 2000 BankBook.

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 20


10-Q for the period ended March 31, 2001,(12) First Union reports $50 million in such adjustments.

                  In SunTrust's view, the day-to-day management of a loan portfolio, whether or not the loans are classified as held for sale, is a normal part of bank operations. Losses due to further deterioration in credit quality should be reflected in operating income. Reporting these loans in the manner chosen by First Union's management is an overly-aggressive interpretation of the accounting rules and distorts actual results in credit quality.

         C.       The Board Should Question First Union Regarding Credit Quality
                  Issues

                  These irregular accounting practices with respect to problem loans are particularly troubling in view of First Union's past problems managing credit quality. Moreover, First Union was the lead manager in approximately $27.5 billion in loan syndications for the fiscal year ended December 31, 2000. The resulting combination of First Union and Wachovia -- which itself has significant exposure to large corporate borrowers -- is expected to result in credit concentrations to borrowers and

-------------
         (12) See First Union's Form 10-Q for the quarter ended March 31, 2001 filed with the SEC on May 15, 2001, at p. 4.

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 21


industry segments that will pose significant challenges to First Union's credit management resources.

                   One troubling example is excessive exposure to the telecommunications industry. Of the $27.5 billion in loan syndications lead by First Union in 2000, approximately $5.4 billion, or fully 20 percent of the aggregate dollar amount of these transactions, were loans in the "Media, Telecom and Technology" sector. See Exhibit 6. Due to changes in market conditions and attitudes of the investment community, this sector has become extremely risky for investments. Although we cannot be sure of the precise exposure of First Union to this (or other) risky business sectors, the addition of Wachovia's holdings is certain to exacerbate these concentration levels.

                   In view of First Union's aggressive accounting tactics and past credit problems, additional scrutiny is warranted of First Union's mechanisms for managing and reporting credit risks. As described earlier, the brief descriptions of both the due diligence process conducted by First Union and its integration plans with respect to risk management functions provide no assurances that First Union's management has thoroughly identified these risks or taken appropriate steps to control them. The Board

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 22


should require First Union to provide more detail on these matters.

         D. First Union's principal investing activities represent a potentially significant risk to its earnings and capital.

                  As First Union's capital markets activities have grown in recent years, so has its principal investing activities (e.g., venture capital, mezzanine funding, merchant banking). Today, First Union's principal portfolio is large relative to its capital base. At year-end 2000, First Union had a principal investing portfolio of $3 billion, exposing a significant 20% of their capital to this risky and volatile type of investing. In comparison, Bank of America and Citigroup, which are much larger banking organizations, had similar principal investing portfolios reflected in their annual reports that were 11% and 8% of their respective capital bases at year-end.

                  The volatility and risks of this portfolio were demonstrated by recent sizable write-downs by Wells Fargo. On June 6, 2001, Wells Fargo & Co. announced a $1.05 billion charge (after tax) to earnings attributable to losses in public and private securities in its venture capital portfolio. The recent announcements of these write-downs indicate that these investments in non-public, illiquid securities are particularly vulnerable to

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 23


market downturns.

                   The risks of its high levels of investment relative to capital could be compounded by First Union's accounting for its portfolio, which would allow First Union to mask unrealized losses during declining markets. According to First Union's 2000 Annual Report on Form 10-K, principal investments are recorded at market value, with realized and unrealized gains and losses included in principal investing income. For publicly traded securities, market value is based on quoted market prices. Investments in non-public securities, however, (which are likely to constitute a substantial proportion of First Union's portfolio) are recorded based upon management's estimate of market value, which is generally cost, unless the issuer has raised additional debt or capital, and thereby reestablished the value of the securities. In a declining market in which investment securities continue to be carried at cost, rather than lower market value, First Union's capital is overstated, because of unrealized losses embedded in its investment portfolio. Of course, this accounting treatment also raises the potential for cherry-picking (e.g., recognizing gains on certain securities and deferring losses on others).

                   The trends in First Union's investment income suggest that large gains

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 24


taken in past years may not be repeated. Following outsized gains on its investments on an annual basis taken by First Union in 1999 and 2000, ($592 million and $392 million, respectively), trends have been declining in recent quarters. First Union reported income from principal investing of $199 million and $205 million in the first and second quarters of 2000, respectively, but more recently, has experienced losses of $86 million during the fourth quarter of 2000 and first quarter of 2001 combined. Although the $86 million loss may not be significant, a $490 million reversal of six-month performance in such a short period of time clearly warrants higher capitalization to absorb these types of risks. In addition, given the significant gains taken in the first two quarters of 2000, it begs the question as to the quality and valuation of the investments that remain in the portfolio.

                  In view of the downward trend in investment earnings and significant declines in market values in certain sectors in which First Union has invested (including the technology and finance sectors), the Board staff should scrutinize the value of First Union's principal investment portfolio and the likely impact of a continued deterioration of that portfolio on earnings and capital.

         E.       Other Issues Bearing on First Union's Capital

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 25


                  First Union's investment and other activities suggest that its capital should be evaluated on the basis of the risks of its activities rather than minimum capital ratios. The risks of First Union's activities that have excessive volatility or that push regulatory and tax guidance to the limit are legitimate and necessary considerations in determining the adequacy of its capital. If $3.7 billion in capital is here today but gone tomorrow because of aggressive risk-taking and mismanagement, as occurred last year with First Union's restructuring, serious concerns are raised regarding the potential impact of future events on the sufficiency of capital.

                  First Union has a history of significant charges to capital, having taken $7.2 billion of such charges in the last five years. While a large portion of these charges are related to First Union's missteps in mergers, others reflect the fact that First Union's management has taken significant risks in search of higher short term gains. The preceding paragraphs have catalogued some of the areas to which First Union is exposed, such as aggressive corporate and syndicated lending, LILO leases and venture capital. Other issues that give rise to capital risks include equity forward contracts and off-balance sheet exposures.

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 26


                  First Union had outstanding equity forward contracts to purchase its own stock at an aggregate cost of $600 million and forward purchase contracts at an aggregate cost of $971 million as of March 31, 2001. These contracts are a very aggressive approach to stock buybacks, as they contractually bind First Union to repurchase its shares (or settle in cash) at a future point in time, regardless of its capital position at that time. The contingent liabilities related to these contracts should be considered in any evaluation of First Union's capital.

                  First Union also has engaged in asset securitizations worth billions, and accordingly, as of March 31, 2001, had $15.4 billion in so-called "managed assets." These off balance sheet assets create additional risk exposure and require additional capital. Ken Thompson, C.E.O. of First Union, acknowledged this exposure in a recorded address to investors on December 20, 2000, at the time he announced that First Union was slashing its dividend by 50% in order to rebuild its capital position. Thompson stated that capital to managed assets is an important ratio, and one that First Union would monitor. Including managed assets adds further burden to First Union's already troubling

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 27


ratios, but is warranted since First Union previously has had to voluntarily "shore-up" some of their outstanding securitizations to preserve their ability to engage in such activities.

                  As a result of extraordinary measures to rebuild capital, such as slashing its dividend by 50 percent, First Union's Tier 1 regulatory capital ratio was 7.18% at March 31, 2001, placing it 17th among the top 20 bank holding companies. While First Union's numbers would appear at first to include a capital cushion, given the risks related to LILO, syndicated lending, venture capital investments, and significant levels of managed assets, this cushion may be illusory, and First Union's current capital position inadequate.

                  First Union's pro forma calculations of the combined risk-weighted assets of First Union and Wachovia fail to include nearly $28 billion in assets currently held by the two organizations, and accordingly may overstate the proforma capital position on a combined basis. April 16, 2001 investor presentation (p. 28) states that net risk weighted assets of the combined company would be $258.6 billion at closing. A look at the 10-Q's of each company at March 31, 2001, how ever, reveals $280.8 billion of risk-weighted assets. Moreover, factoring in the modest annual growth rates used by First Union's financial advisors in their analyses (five percent) and adjusting for the Wachovia

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 28


credit card sale ($4.3 billion) the actual risk weighted assets of the combined entity appears to be understated by as much as $28.2 billion dollars. The understatement of total assets has the effect of inflating the pro forma capital ratios. First Union may have assumed the sale or disposition of certain assets. However, disposing of assets would adversely impact income an occurrence not reflected in its projections. First Union cannot have its cake and eat it too. Either the capital ratios or the earnings are overstated.

                  In sum, First Union's capital levels are not appropriate given the aggressive and risky nature of its businesses and the challenges to those businesses in the current economic environment. We have serious reservations whether the shareholders and depositors (who do not have a vote on this transaction) of Wachovia should have to share in these significant risks to which First Union is exposed. This is particularly true given that the earnings estimates being used by First Union to sell its deal to Wachovia shareholders do not seem to take into account the sell-down of assets First Union is assuming in order to spruce up its questionable capital ratios.

                  Given First Union's historical propensity for aggressive risk-taking and volatile results, we believe its current capital ratios are inadequate. A summary of what

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 29

SunTrust believes to be the exposure of some of the above issues on First Union's capital ratios is attached as Exhibit 7. If the risks of these practices are factored into First Union's risk-based capital ratios, SunTrust estimates that First Union's Tier 1 capital would decline from the 7.18% reported as of March 31, 2001, to a pro forma Tier 1 capital ratio for the New Wachovia of 5.03%. See Exhibit 7.

III. AS WITH OTHER PARTS OF ITS JUNE 7 RESPONSE, FIRST UNION'S RESPONSES TO QUESTIONS REGARDING CONVENIENCE AND NEEDS CONSIDERATIONS ARE INADEQUATE FOR THE FEDERAL RESERVE'S PURPOSES.

         A. Information on the CRA Records of the Relevant Depository Institution Subsidiaries is Stale and Must be Updated before the Board Can Act.

                  The Board has long held that consideration of the convenience and needs factors includes a review of the records of the relevant depository institutions under the Community Reinvestment Act (12 U.S.C. ss. 2901 et seq.). The "relevant depository institutions" for this purpose include all of the depository institution subsidiaries of both First Union and Wachovia.(13)

-------------
         (13) 12 U.S.C. ss. 2903(a)(1). In addition, the Board may consider the performance records of non-banking entities, such as mortgage companies or consumer finance subsidiaries of the holding company.

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 30


                  The Board ordinarily evaluates the convenience and needs records of the relevant institutions in light of examinations of the CRA records performed by appropriate regulators. As we indicated in our June 11 Comment, and as shown in the chart below, the CRA records of the principal bank subsidiaries of both First Union and Wachovia are more than four years old.

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 31



--------------------------------------------------------------------------------
                            ENTITY                                  DATED AS OF
--------------------------------------------------------------------------------
First Union Bank of Connecticut                                       1/21/97
--------------------------------------------------------------------------------
First Union National Bank                                             5/31/97
--------------------------------------------------------------------------------
First Union National Bank of Delaware                                 5/31/97
--------------------------------------------------------------------------------
First Union National Bank of Maryland                                 5/31/97
--------------------------------------------------------------------------------
First Union National Bank of Washington, D.C.                         5/31/97
--------------------------------------------------------------------------------
First Union National Bank of Virginia                                 5/31/97
--------------------------------------------------------------------------------
First Union National Bank of North Carolina                           5/31/97
--------------------------------------------------------------------------------
First Union National Bank of South Carolina                           5/31/97
--------------------------------------------------------------------------------
First Union National Bank of Georgia                                  5/31/97
--------------------------------------------------------------------------------
First Union National Bank of Florida                                  5/31/97
--------------------------------------------------------------------------------
Wachovia Bank, National Association                                   6/30/97
--------------------------------------------------------------------------------
Republic Security Bank                                                 2/8/99
--------------------------------------------------------------------------------
First National Bank of Atlanta                                        6/30/97
d/b/a Wachovia Bank Card Services, Inc.
--------------------------------------------------------------------------------
Atlantic Savings Bank                                                 3/26/01
--------------------------------------------------------------------------------

                  Because it lacks recent evaluations of these institutions, the Board staff requested that First Union provide "for each of First Union and Wachovia's depository

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 32


institution subsidiaries" an update on CRA-related activities since those institutions' most recent CRA performance evaluations.(14)

                  None of the information provided in First Union's June 7 Response to this question provides an update on CRA-related activities for each institution, as requested by the Board. Similarly, the information provided for Wachovia is not provided on an institution-by-institution basis. Absent such information, the Board cannot conclude that each of these institutions have continued to maintain satisfactory CRA programs.

                  Accordingly, the Board staff should either request additional information from First Union or Wachovia to allow it to be able to assess the CRA records of each institution over the last four years, using the criteria ordinarily employed in a CRA examination, or, alternatively, delay processing First Union's application until each of the institutions owned by both First Union and Wachovia has received an updated CRA rating. At a minimum, the Board should have completed CRA evaluations for each of First Union's and Wachovia's principal depository institutions, and the public should be allowed at least 30 days to review and comment on these evaluations.


-------------
         (14) See First Union June 7 Response, p. 3.

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 33

                  In addition, prior to action on the application, the Board should have an updated CRA evaluation for First Union's depository institution subsidiary engaged in subprime lending. As described below, the subprime lending subsidiary was formed from the merger of two bank affiliates around the time of the corporate restructuring related to The Money Store. Its CRA rating ("satisfactory") has not been updated since 1997 and was not granted on the basis of current standards of review.

         B. The responses raise a number of unanswered questions regarding First Union's subprime lending operations.

                  Banking regulators and industry participants recognize that objective, fairly-applied subprime and risk-based lending practices are important tools in expanding access to credit. They have also recognized that abusive and predatory lending practices within this sector occur that may involve violations of fair lending statutes and other consumer protection provisions. Moreover, the Board and other banking regulators recognize that financial holding companies involved in subprime lending may face increased credit, legal and reputational risks.

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 34

                  In view of these concerns, the Federal Reserve staff has recently begun examining more carefully the subprime lending operations of financial holding companies, particularly in the context of acquisition applications.(15) The Board asked a few specific questions of First Union regarding its subprime lending operations, but the answers provided in its June 7 Response were insufficient to allow the Board to adequately assess the breadth or risks of these operations. Additional follow-up questions should be asked regarding First Union's subprime lending, for several reasons:

                  First, First Union acquired and held for a brief period of time one of the nation's largest independent subprime lenders, The Money Store.

         o While First Union claims to have "ceased loan originations at The Money Store"(16) it continues to engage in lending activities substantially similar to those of The Money Store, through another entity - which was formed one day after The Money Store ceased to do business.

-------------
         (15) See, The Chase Manhattan Corporation, 87 Fed. Res. Bull. 76
(2000).

         (16) There was a "cessation of this business" by First Union on June 26, 2000 (two years after First Union's acquisition of the business). Indeed, of $2.1 billion restructuring charges taken in 2000, $1.8 billion was attributed to the write-down of goodwill and other intangibles related to The Money Store.

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 35

         o Moreover, First Union held billions in subprime mortgage loans originated by The Money Store.(17) While First Union securitized over $3.0 billion of these loans during the first quarter of 2001, questions remain regarding First Union's (i) role in originating these loans in the first instance, (ii) continuing obligations to service (and collect) these loans, and (iii) residual interests in the loans.

                  Second, not enough information has been provided with this application to date to be able to confirm that First Union's current subprime lending operation, conducted through First Union Home Equity Bank ("FUHEB"), a division of First Union National Bank of Delaware, are being conducted in accordance with the fair lending laws and do not involve abusive or predatory lending practices.

         o The CRA evaluation (which would contain an assessment of fair lending) for FUHEB's parent company has not been updated since 1997; and

         o The answers in the June 7 Response regarding First Union's subprime lending operations do not provide sufficient detail to allow the Board to sufficiently assess the risks of this operation.

-------------
         (17) The press release for First Union regarding the restructuring suggested that at this time last year, First Union had $5.3 billion in loans on its balance sheets related to The Money Store, which it estimated would be paid off over a 3-1/2 year time frame.

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 36



                  Finally, First Union has a large Capital Markets group that reportedly provides equity and other forms of financing to subprime lenders. Regulators and community groups have become increasingly aware of the role that financial holding companies play in underwriting securities and providing financing to subprime lenders and have demanded that institutions take additional responsibility for choosing and monitoring these relationships.

                  Consistent with other recent transactions involving holding companies of equivalent size to First Union that have subsidiaries engaged in subprime lending, First Union should be required to provide more complete and expansive descriptions of its current and former subprime lending operations. The types of questions asked by the Board in prior applications, which would be equally appropriate in this case include:

         1. With respect to telephone and other direct or indirect marketing of subprime home equity lines of credit and home improvement loans and other products (either to existing or prospective customers), describe in detail how First Union's monitoring programs ensure compliance with fair lending laws, the Truth in Lending Act (including the Home Ownership and Equity Protection Act) and federal and state laws prohibiting unfair and deceptive practices.

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 37



         2. With respect to criminal, civil and administrative actions involving the lending activities of any current or former First Union affiliate engaged or previously engaged in subprime lending, provide a brief summary of each: (i) pending criminal, civil, and administrative action by any entity, (ii) pending civil, class action litigation, and (iii) criminal, civil, and administrative action by any governmental entity or civil, class action litigation that was resolved or settled in 2000 or 2001.

         3. Discuss in detail how First Union is currently addressing the complaints regarding subprime loans and/or lending practices of The Money Store and the other subprime lenders First Union owns, including loans which First Union formerly owned and has since securitized.

Ms. Betsy Cross
Ms. Jennifer Johnson
Mr. A. Linwood Gill, III
July 2, 2001
Page 38

         4. Discuss whether First Union or any of its affiliates have other business relationships with any subprime lenders (e.g., as underwriter, warehouse lender or trustee). If so, identify the relevant business parties and describe the nature of the business relationships, including the respective roles and responsibilities of the subprime lenders and the First Union entities. Also, First Union should describe whether it or its affiliates play any role, formal or otherwise, in the lending practices and credit review process of the subprime lenders.

                                                Sincerely,

                                                /s/ Raymond D. Fortin

                                                Raymond D. Fortin

Enclosures

cc:   David Smith
         Federal Reserve Bank of Atlanta
      William J. Sweet, Jr.
         Skadden, Arps, Slate, Meagher & Flom LLP
      Mark Treanor, Esq.
         First Union Corporation